SAMSUNG CORPORATION
Seocho P.O. BOX 33, Samsung Corp. Bldg., 1321-20, Seocho 2-Dong, Seocho-Gu, Seoul, Korea 137-857
TEL: 82-2-2145-2114 FAX: 82-2-2145-3114 http://www.samsungcorp.com

March 13, 2008

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
USA

08001365

SUPPL

Re: Samsung Corporation Depositary Receipts

Dear Sir:

In connection with Samsung Corporation's exemption from register under the Securities Exchange Act of 1934 and Rule 12g3-2(b), we would like to furnish you with our company's Notice of the Annual General Meeting of Shareholders.

Please acknowledge receipt of these materials by date stamping and returning a copy of this letter.

Sincerely yours,

Seong-Min Park
General Manager, International Finance
Samsung Corporation

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

SAMSUNG CORPORATION
Seocho P.O. BOX 33, Samsung Corp. Bldg., 1321-20, Seocho 2-Dong, Seocho-Gu, Seoul, Korea 137-857
TEL: 82-2-2145-2114 FAX: 82-2-2145-3114 http://www.samsungcorp.com

RECEIVED

March 13, 2008

Notifying the 57th General Shareholders' Meeting

It is our pleasure to notify the followings:

On behalf of the Board of Directors, I cordially invite you to the 57th General Shareholders' Meeting, which will be held on:

Friday, March 28, 2008, 9:00 AM
at Main Meeting Room, Korea Science & Technology Building
635-1 Yuksam-Dong, Gangnam-Gu
Seoul.

As foreign ownership of our shares has reached 17.3% at the end of 2007, your voting rights become much more important to meet the quorum.

However, if you are not able to attend our meeting, we encourage you to exercise your voting rights by requesting your custodians to cast the votes for you.

The meeting agenda consists of the followings :

1. Approval of 57th Fiscal Year Income Statement and Balance Sheet
2. Amendment of Articles of Incorporation
3. Approval of Appointing Directors.
4. Approval of Limit on the remuneration for Directors.

For more information, please refer to the attached summary of the agenda for the 57th Annual General Shareholders' Meeting and the selected financial data.

Sincerely yours,

Seong-Min Park
General Manager
Samsung Corporation

Resolution to hold 57th Annual General Meeting

1. Date : March 28, 2008 (9:00 AM)

2. Place : Main Meeting Room, Korea Science & Technology Building

   (635-1 Yuksam-Dong, Gangnam-Gu, Seoul, Korea)

3. Agenda:

o Matters to be reported

  Audit report, Report on the appointment of an external auditor, Business report

o Items of the agenda

- Agenda item #1: Approval of Balance Sheet, Profit and Loss Statement and Retained Earnings for the 57th fiscal year (January 1, 2007 - December 31, 2007)
- Agenda item #2: Amendment of Articles of Incorporation
- Agenda item #3: Approval of Appointing Directors
- Agenda item #4: Approval of Limit on the remuneration for Directors

4. Date of Board of Directors' Resolution (Decision): March 13, 2008

o Attendance of Outside Directors: 4 members attended, 1 members absent

o Attendance of Auditors (members of Audit Committee): Attended

5. Other References concerning Investment Decisions:

- Samsung Corporation's Audit Committee consists of outside directors only and all three members of Audit Committee attended the board of directors meeting.

[1. Specifics in Approval of Balance Sheet, Profit and Loss Statement and Retained Earnings for the 57th fiscal year]

1. Income Statements

(KRW billion)

	The 56th (YR 2006)	The 57th (YR 2007)	Change
Sales	9,497.8	9,731.0	+2.5%
Construction	5,248.4	5,208.5	-0.8%
Trading	4,249.4	4,522.5	+6.4%
Gross Profit	842.5	949.1	+12.7%
Operating Profit	274.9	282.7	+2.8%
Construction	297.9	273.7	-8.1%
Trading	-23.0	9.0	+139.1%
Continuing Operations	175.3	337.5	+92.5%
Discontinuing Operations	13.1	149.7	+1,042.7%
Net Income	188.4	487.2	+158.6%

2. Balance Sheets

(KRW billion)

	The 56th (YR 2006)	The 57th (YR 2007)
Total Asset	9,991.5	9,981.4
Total Liabilities	5,255.1	5,035.3
Total Shareholder's Equity (a)	4,736.3	4,946.1
Capital Stock (b)	804.3	804.3
(a) / (b) ratio (%)	588.9%	615.0%

[2. Specifics in Amendment of Articles of Incorporation]

< Business Objectives Added >

o urban development, urban renewal, combined development, real estate development business

o investment, construction, management business of social overhead capital facilities

o new and renewable energy business

- new and renewable energy development and generation business
- new and renewable energy equipment production, assembly, installment and sales business
- new and renewable energy raw material cultivation, storage, processing, distribution business
- other new and renewable energy related business

< Change of English Company Name >

o Before Change : Article 1. (Corporate name)

The name of the company shall be "SAMSUNG MOOLSAN CHUSICK HOESA,"

(the "Company") which shall be written in English as **"SAMSUNG CORPORATION"**

o After Change : Article 1. (Corporate name)

The name of the company shall be "SAMSUNG MOOLSAN CHUSICK HOESA,"

(the "Company") which shall be written in English as **"SAMSUNG C&T CORPORATION"**

[3. Specifics in Appointing Directors]

o Name: Sung-Ha CHI (Date of Birth: January 14, 1953)

o Length of Term: 3 years * First Appointment: NO

o Career:

- Samsung Corporation Construction Group, VP of Management Support
- Samsung Corporation, Head of Strategic Planning Division and CFO

o Current Position: CEO of Samsung Corporation Trading Group

o Latest Education: Bachelor's Degree, Sungkyunkwan University, Economics Major

o Nationality: Republic of Korea

[4. Specifics in Appointing Outside Directors]

o Name: Yoon-Ki BAEK (Date of Birth: August 15, 1955)

o Length of Term: 3 years * First Appointment: NO

o Career:

- Seoul High Court, Judge
- Seoul Administrative Court, Presiding Judge
- Seoul Central District Court, Presiding Judge

o Current Position: Dean of College of Law, Ajou University

Outside Directors of Samsung Corporation

o Latest Education: Seoul National University Graduate School, Doctorate in Law

o Nationality: Republic of Korea

[5. Limit on the Remuneration for Directors]

o For the 58th fiscal year (2008)

- To be approved : 12 Billion

o For the 57th fiscal year(2007)

- Approved : 12 Billion - Executed : 11.5 Billion

END